Exhibit 99.3

August 10, 2012

ALDERON IRON ORE CORP.
2000 McGill College Avenue, Suite 250
Montreal, Quebec, H3A 3H3

Attention:	Mark J. Morabito, Chairman

Dear Mark:

Reference is made to the subscription agreement dated April 13, 2012 between Alderon Iron Ore Corp. (“Alderon”) and Hebei Iron & Steel Group Co., Ltd. (“Hebei”) pertaining to the aggregate investment of Cdn.$194 million by Hebei in Alderon (the “Subscription Agreement”). All capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Subscription Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by Alderon and Hebei, the parties agree as follows:

1. The Subscription Agreement is hereby amended as follows:

          (a) the reference to $194,000,000 as the Aggregate Proceeds in the first recital to the Subscription Agreement shall be replaced with $182,246,215;

          (b) the reference to $3.42 as the Original Subscription Price in the recitals to the Subscription Agreement shall be replaced with $2.41 (the five day volume weighted average price of the Common Shares as at August 9, 2012); and

          (c) the reference to and definition of “Target Date” set out in Section 1.1 Defined Terms thereof shall be deleted and replaced with the following:

“ “Target Date” means the date that is 45 days from the date on which the TSX conditional approval referred to in Section 4.4(b)(i) has been obtained;”.

2. In accordance with Section 4.4(a) of the Subscription Agreement, Alderon shall use its commercially reasonable efforts to obtain on or before the Closing Date the conditional approval of the TSX and the NYSE to the issuance of the Subscription Shares to Hebei at the Original Subscription Price as set forth in Section 1 hereof and, in addition to the other conditions of closing contained in the Subscription Agreement, it shall be a condition of closing in favour of each of Alderon and Hebei that the TSX and the NYSE shall have conditionally approved the issuance of the Subscription Shares at the Original Subscription Price set forth in Section 1 hereof.

3. Hebei agrees to co-operate with Alderon in its efforts to attract additional off-take partners in respect of the iron ore sinter feed concentrates to be produced at the Kami Mine, provided that Hebei shall have no further obligations pursuant to this Section 4 if (a) the Subscription Agreement is terminated by either party in accordance with Article 7 thereof, or (b) the Venture LP Agreement is terminated in accordance with its terms.

4. This agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of Hebei and Alderon shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each of Hebei and Alderon irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

If the foregoing is in accordance with your understanding, please acknowledge your agreement by signing below.

Yours very truly,

HEBEI IRON & STEEL GROUP CO., LTD.

By:

Duan Guomian, President

AGREED TO August 10, 2012

ALDERON IRON ORE CORP.

By:

Mark J. Morabito, Chairman